UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated August 27, 2008, announcing that the Company’s 2008 Annual General Meeting of Shareholders will be held on September 19, 2008.

Attached as Exhibit 2 is a copy of the Notice of the 2008 Annual General Meeting of Shareholders and Proxy Statement of the Company dated July 31, 2008.

Exhibit 1
SFL - Notice of Annual General Meeting 2008

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”) announces that its 2008 Annual General Meeting will be held on September 19, 2008. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.shipfinance.org and in the attachments below.

August 27, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, the Company has a fleet of 71 vessels, including 33 crude oil tankers (VLCC and Suezmax), 2 chemical tankers, 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 6 offshore supply vessels and 3 seismic vessels, 2 jack-up drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

The Notice of the Annual General Meeting has been sent out to shareholders and is also available on the website. More information can be found on the Company’s website: www.shipfinance.org.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

Exhibit 2

SHIP FINANCE INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2008

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Ship Finance International Limited (the “Company”) will be held on September 19, 2008 at 12:00 noon at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To receive and adopt the financial statements of the Company for the year ended December 31, 2007.

2.	To re-elect Tor Olav Trøim as a Director of the Company.

3.	To re-elect Paul Leand Jr. as a Director of the Company.

4.	To re-elect Kate Blankenship as a Director of the Company.

5.	To re-elect Craig H. Stevenson Jr. as a Director of the Company.

6.	To elect Hans Petter Aas as a Director of the Company to fill one of the casual vacancies existing on the Board.

7.	To appoint Moore Stephens, P.C. as auditors and to authorise the Directors to determine their remuneration.

8.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$700,000.00 for the year ended December 31, 2008.

9.	To transact other such of business as may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors
Georgina Sousa
Secretary

Dated: July 31, 2008

Notes:

1.
The Board of Directors has fixed the close of business on July 11, 2008, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.	A Form of Proxy is enclosed for use by holders of shares held through the United Kingdom and Norway registers in connection with the business set out above.

5.
We are pleased to take advantage of recent changes in Bermuda law and the Company’s bye-laws which permit the Company to provide material to its shareholders electronically. As a consequence, shareholders whose shares are held on the United Kingdom and Norwegian VPS share registers may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.shipfinance.org

The following information is applicable to holders of shares registered in the United States only:

We are also pleased to take advantage of the new Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this new e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SHIP FINANCE INTERNATIONAL LIMITED TO BE HELD ON SEPTEMBER 19, 2008

______________________________________________________________________

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2007 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.shipfinance.org. Shareholders can request a hard copy free of charge upon request by writing to us at: PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, or send an e-mail to: ir@shipfinance.no.

______________________________________________________________________

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4 and 5 – ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees, with the exception of Mr. Aas, are presently members of the Board of Directors. Mr. Leand, Mrs. Blankenship, Mr. Stevenson, and Mr. Aas, who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Current Position with the Company

Tor Olav Trøim	45	2003	Director and President
Paul Leand Jr.	42	2003	Director
Kate Blankenship	43	2003	Director and Chairperson of the Audit Committee
Craig H. Stevenson Jr.	54	2007	Director and Chairman of the Board
Hans Petter Aas	62

Tor Olav Trøim has been a director of the Company since 2003 and was Chairman of the Board from October, 2003 until September, 2007. He was Vice-President and a director of Frontline Ltd., from November, 1997 to February, 2008, and has served as a consultant and alternate director to the board of Frontline Ltd., since that time. Mr. Trøim graduated as M. SC. Naval Architect from the University of Trondheim, Norway in 1985. His experience includes Portfolio Manager Equity in Storebrand ASA (1987 – 1990) and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992 – 1995). Since 1995, Mr. Trøim has been a director of Seatankers Management Co., Ltd., in Cyprus. In this capacity, he has acted as Chief Executive Officer for the public companies, Knightsbridge Tankers Limited and Golar LNG Limited (NASDAQ) and Seadrill Limited. Mr. Trøim is currently a director and Vice-Chairman of the latter two companies and in addition is a member of the Boards of the public companies, Golden Ocean Group Limited (OSE), and Aktiv Kapital ASA (OSE).

Paul Leand Jr. has served as a director of the Company since 2003. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC, or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Kate Blankenship has been a director of the Company since October 2003. Mrs. Blankenship served as the Company’s Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has been a director of Frontline Ltd since August 2003, a director of Golar LNG Limited since 2003, a director of Seadrill Limited since May, 2005 and a director of Golden Ocean Group Limited since October 2004.

Craig H. Stevenson Jr. has been a director of the Company and Chairman of the Board since September, 2007. Mr. Stevenson has extensive experience in the shipping industry as a senior executive of several companies and served as Chairman of the Board and Chief Executive Officer of OMI Corporation, a NYSE listed shipping company, from 1998 until 2007, when he left following the acquisition of OMI by Teekay Shipping Corporation and A/S Dampskibsselskabet Torm. Mr. Stevenson is currently the CEO of Diamond S Management.

Hans Petter Aas is being proposed to be elected to the Company as a Director to fill a vacancy of the Board. Prior to his recent retirement, Mr. Aas was Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank (“DnB”). He joined DnB (then Bergen Bank) as head of the Bergen office in 1989. Mr. Aas has also worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.

PROPOSAL 6 - APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of Moore Stephens, P.C. as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by Moore Stephens, P.C. in fiscal year 2007 included the examination by Moore Stephens, P.C. of the consolidated financial statements of the Company and its subsidiaries. All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 7 – TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$700,000.00 for the year ended December 31, 2008.

OTHER INFORMATION

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Georgina Sousa
Secretary

July 31, 2008
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: September 2, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 914824